Exhibit 99.4
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel : + 33 (0) 1 47 44 67 12
Isabelle CABROL
Tel. : + 33 (0) 1 47 44 64 24
Charles-Edouard ANFRAY
Tel. : + 33 (0) 1 47 44 65 55
Franklin BOITIER
Tel. : + 33 (0) 1 47 44 59 81
Philippe GATEAU
Tel. : + 33 (0) 147 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Europe-Wide Agreement on SME Development Support
Paris, March 29, 2007 - On Wednesday, March 28, Total’s senior management and three European federations, EMCEF, FECCIA and FECER*, signed a Europe-wide agreement on support for creating or expanding small and medium-sized enterprises near the Group’s main European facilities.
The framework agreement specifies the types of support that will be available to entrepreneurs:
- Sharing of technological resources and skills.
- Support for exports and international development.
- Financing to create, acquire or expand businesses.
Employee intrapreneurs who would like to create or acquire a business will be given time off work and will have access to advice, resources, technical support and financial aid.
The criteria used to determine eligible businesses will be defined during local negotiations with employee representatives. Critical challenges such as safety, compliance with local labor law and sustainable development issues will be taken into account.
“This agreement is a further step in our commitment to supporting local businesses**. We are now extending our initiatives Europe-wide and, for the first time, are including European federations in the process,” said Jean-Jacques Guilbaud, President of Human Resources and Corporate Communications at Total. “In this way, we can work together to successfully implement a long-term support program to help entrepreneurs bolster local economic development and create jobs.”
The agreement will be tested in four employment catchment areas before being extended to all of the Group’s host countries in the European Union, with adjustments made for local economic development processes and legislation. The European Works Council*** will review progress once a year, while Total’s senior management and the European federations will conduct a review after 36 months.
“With the European federations, we have defined a framework for supporting SME development in our host catchment areas in the European Union. This is a further example of our commitment to making quality Europe-wide dialogue a key focus of employee relations,” Mr. Guilbaud commented after the agreement had been signed.
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*	EMCEF: European Mine Chemical and Energy Workers’ Federation
FECCIA: European Federation of Managers in the Chemical and Allied Industries
FECER: European Federation of Executives in the Sectors of Energy & Research

**	Total has been supporting employment and economic development near its facilities in France for more than 15 years. By deploying technological resources, knowledge and funding under the Solidarité d’Entreprise program, Total has provided assistance to more than 3,000 SMEs and helped to maintain over 45,000 jobs. To extend the commitment, export supports have been introduced. In 2006, for example, 312 French SMEs were helped, including 123 pursuing international development.

***	The European Works Council is a forum for dialogue, information and consensus-building that brings together employee representatives from France and other European Union countries.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com